Mail Stop 3561

January 11, 2008

Mark L. Baum, President
VisiTrade, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, CA 92011

> **Re: VisiTrade, Inc.**
> **Form 10-SB**
> **Filed December 17, 2007**
> **File No. 0-52982**

Dear Mr. Baum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document. Please confirm your understanding of this matter.

2. We note that the table of contents refers to page numbers. Please include page numbers in your document.

Item 1. Risk Factors

3. Please present your risk factors in order of relevance. For example, please include as one of your first risk factors a descriptively captioned risk factor that indicates, if true, that you have no operations and have not established a source of revenue. Also indicate that this matter raises substantial doubt about your ability to continue as a going concern.

4. Some of your risk factors do not appear to be appropriate. For example, the risk factor captioned "We are subject to government regulation" indicates you are a manufacturer, rather than a retailer, of motorcycle products and accessories. The risk factors captioned "We are a development stage company and we have limited history" and "We have limited experience in selling and manufacturing motorcycle products," "Possible Fluctuations in the Cost of Materials" and "We rely on third party suppliers…" also refer to manufacturing. The risk factor captioned "Our Board of Directors is authorized to effect up to two forward stock splits" discusses a reverse split. Please review your risk factors and your entire document for accuracy and consistency. Ensure that your disclosure clearly distinguishes your business as it presently exists as opposed to your plans for the future. In this regard, revise your document throughout to make this clear. For example, you indicate in the second risk factor that "Our sales could decrease…" and "Our relationships with our customers…" needs to be revised if you do not presently have sales or customers. This is only one example of many instances throughout your document.

5. In the risk factor captioned "We require substantial capital requirements to finance our operations," you state that you believe you have sufficient capital to fund current operations. In the risk factor captioned "We may need to raise additional money before we achieve profitability…," you state that you believe that you may not have sufficient financial resources to meet your operating expenses and capital requirements. Please reconcile this apparent inconsistency and others in your document.

6. We note the risk factor captioned "We need to continue to attract qualified employees" in which you state you believe you offer competitive salaries and benefits. However, under Employees you state you do not currently have any full time employees and utilize the services of independent contractors. Please reconcile this apparent inconsistency and others in your document.

7. Many of your risk factor captions, and some of the text, merely state facts and do not concisely describe the risks. For example:

    - "The industry in which we operate and the market for our services is characterized by rapid technological developments, evolving industry standards, and frequent new product and service introductions and enhancements."
    - "We are subject to government regulation."
    - "Our exposure to product liability claims could harm us seriously."
    - "Requirements associated with becoming a public company will require

significant company resources and management attention."
- "We require substantial capital requirements to finance our operations."
- "We do not anticipate paying dividends on our capital stock in the foreseeable future."
- "Our Board of Directors is authorized to effect up to two corporate name changes."
- "We are a development stage company and we have limited history."
- "We pay significant marketing fees to a third party marketing partner."

These are only a few examples. Please generally review your risk factor captions and text to ensure they clearly describe the discrete material risks to you or your investors. Eliminate generic risks that could apply to any company.

8. Please eliminate language that mitigates the relevant risk. For example:

- "We have developed technology to help us to detect the fraudulent use of credit card information."
- "Although we believe that we are in substantial compliance with these regulations and currently are implementing a variety of measures to promote continuing compliance…"
- "Although we intend to obtain adequate product liability insurance…"
- "Although we believe we have sufficient capital to fund current operations…"
- "Although we believe the funds provided by these sources will be sufficient to meet our anticipated cash requirements…"

Please review your risk factors to remove language of this nature.

9. Please revise the first sentence in the risk factor captioned "Requirements associated with becoming a public company…," to state that following this registration, you will be a public company. Revise the caption "If we become a public company.." to state "When we become a public company."

Item 2. Description of the Business

Corporate History Overview

10. Please delete the defined terms in the first paragraph. The meaning of the terms is clear from their context.

11. Please indicate whether any of your officers, directors, beneficial owners or affiliates were involved in any capacity with USI Communications, Inc., Square Shooter, Inc. or VisiTrade, L.L.C. If so, please describe. In addition, please indicate whether the various business activities were with unaffiliated parties, the manner in which the businesses were selected and how the acquisition costs were determined. Provide similar

information and a complete discussion of the Asset Purchase and Reorganization Agreement discussed in Notes 4 and 5 of the financial statements.

12. Briefly elaborate as to the reasons why your predecessor businesses were unsuccessful.

13. Please eliminate "innovative" [water system] from the second paragraph and other subjective terms elsewhere in your document, such as "state of the art" retail website, etc.

14. You indicate your website is www.sportbike-customs.com. However, this appears to be the website of another company, British Customs. Please advise or revise.

General Company Info

15. Please revise here and throughout the filing to consistently reflect the development stage of your business and to remove the implication that your activities are otherwise. Your discussion appears to imply you are already offering an online shop(s) for Triumph motorcycle accessories and apparel or even manufacturing motorcycle parts. You emphasize, for example, your aim to provide a centralized, experienced and knowledgeable retail outlet for everything Triumph with value pricing through a low risk, high volume channel, rather than your current status and activities.

16. Please disclose that the auditors have expressed concern about your ability to continue as a going concern.

17. Please disclose the percentage of your shares, if any, controlled directly or indirectly by Marl L. Baum, your sole executive officer/director.

18. The extent to which you are engaged in business is unclear and the size of your business is unclear. Please clearly and concisely describe any activities. For example, describe how you obtain your current product line, name your strategically selected suppliers, discuss what you have done to establish a centralized network of parts and accessory dealers, etc.

Marketing and Sales

19. Please distinguish the motorcycle specialty products segment from the motorcycle aftermarket industry.

20. Please furnish support for the market size data you discuss in this paragraph. Also provide support for various assertions you make concerning the market, such as "The Triumph community currently lacks a centralized network of parts and accessory dealers;" "there exists a lack of quality high performance upgrades on the market," etc.

Competition

21. It appears that your reference to www.batercycle.com should be to
www.baxtercycle.com. Please revise.

Employees

22. Please indicate if you have any plans to hire any full-time employees and, if so, when.

Item 3. Management's Plan of Operation

23. Please be aware that the statutory safe harbor provision for forward-looking statements
does not apply to forward-looking statements made with respect to the business or
operations of a penny stock issuer or a non-reporting company. See Sections
21E(b)(1)(C) and 21E(b)(2)(D) of the Securities Exchange Act of 1934. Please revise to
eliminate any reference to the Private Securities Litigation Reform Act of 1995.

24. We note your statement in the second paragraph that you "assume no obligation to update
any forward-looking statements." Please confirm to us that you are aware of your
responsibility to make full and prompt disclosure of material facts, both favorable and
unfavorable and that this responsibility may extend to situations where management
knows or has reason to know that previously disclosed projections no longer have a
reasonable basis. Please refer to Item 10(d)(3) of Regulation S-B.

Plan of Operation

25. Please revise to provide the disclosure required by Item 303(a) of Regulation S-B
regarding the company's plan of operations for the next twelve months. Specifically
address how long the company can satisfy its cash requirements and whether it will have
to raise additional funds in the next twelve months. Add a milestones section to discuss
in detail the steps needed to attain your goals in your plan of operations for the next 12
months. Include the specific steps needed to accomplish each milestone. Also provide a
timeline for reaching each milestone in weeks or months. In your discussion, provide a
detailed analysis of the costs of each step and how you intend to finance the milestones.
Address the status of your efforts to accomplish these milestones. In doing so, please
address the seasonal aspect of your sales.

Item 4. Description of the Property

26. Please indicate if the shared office space is with an affiliated party and the reason(s) you
do not pay rent and if that arrangement is expected to continue.

Item 5. Security Ownership of Certain Beneficial Owners and Management

27. Please revise paragraph 1. to state that the table sets forth the ownership of each person who is known to be the beneficial owner of five percent (5%) or more of your issued and outstanding shares of common stock, not more than five percent. See Exchange Act Section 13(d).

28. Please revise the table to include a line item for all directors and officers as a group and indicate how many person(s) are included.

29. Please expand the table to include the natural persons with the power to vote or to dispose of the securities held by WSITE International Foundation and Fundacion De Las Mercedes. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Item 6. Directors and Executive Officers, Promoters and Control Persons

30. Please indicate Mark L. Baum's position as a director.

31. Please clarify here and elsewhere how many executive officers and directors you have.

32. You state that Mr. Baum is not a full time employee and has other outside commitments. Please indicate the approximate amount of time he devotes to the business of the company and consider adding a risk factor in this regard. Give his term of office as a director and the period during which he has served.

33. Please revise the last three sentences in Mr. Baum's biography to provide the information required by Item 401(a)(4) of Regulation S-B briefly describing the businesses where he worked during the past five years, the positions held and the period of time in each position.

Item 7. Executive Compensation

34. Please present the Summary Compensation Table in the format required by Item 402(b) of Regulation S-B and provide a narrative description of any material factors necessary to an understanding of the information disclosed in the Table. Please tell us whether you have included all compensation paid to your executive officers and directors.

35. Please provide a Director Compensation Table in the format required by Item 402 (f) of Regulation S-B.

Part II
<u>Item 1. Market Price of and Dividends on The Registrant's Common Equity and Related Shareholder Matters</u>

36. Please revise "NASAQ" to refer to "NASDAQ."

<u>Report of Independent Certified Public Accountants, page 26</u>

37. Please revise to present the review report as of and for the nine-months ended September 30, 2007 separately from the audit report as of and for the three years ended December 31, 2006. Refer to codification of auditing standards section 504.14.

38. Please have your independent auditors revise the scope paragraph of their review report to identify the standards of the Public Company Accounting Oversight Board (United States). Refer to PCAOB Auditing Standard No. 1.

<u>Financial Statements, page 27</u>

39. Please revise to include interim statements of operations and cash flows for the nine months ended September 30, 2006. Refer to Item 310(b) of Regulation S-B. Additionally, please include in the footnotes to the financial statements an affirmative statement, if true, that the interim financial statements include all adjustments which in the opinion of management are necessary to make the financial statements not misleading. Refer to Instruction 2 to Item 310(b) of Regulation S-B.

40. Please revise the face of each of your financial statements to clearly label each column that is unaudited.

41. Based on your disclosures under Part I Items 5 and 9, we assume you issued five million preferred shares subsequent to the date of the most recent interim balance sheet presented. If our assumption is correct, please provide subsequent event disclosures which describe the nature and terms of the preferred stock issuance(s). Refer to the Instructions to Item 310(b) of Regulation S-B as well as paragraphs four through eight of SFAS 129.   If our assumption is incorrect, please clarify your Part 1 disclosures accordingly.

42. Please tell us in detail the basis in GAAP for your accounting for the November 1, 2006 purchase transaction with VisiTrade, L.L.C. Be sure to explain the terms of the transaction which support your accounting. As it appears that VisiTrade, L.L.C. obtained control of the company as a result of the transaction, and we assume the revenue producing activity previously associated with the acquired software would remain generally the same after the acquisition, please tell us how you concluded the transaction should not be treated as a reverse merger accounted for as a recapitalization of the operating company, VisiTrade, L.L.C.

43. Please tell us in detail the basis in GAAP for your accounting for the July 6, 2007 Asset Purchase and Reorganization Agreement with LB Acquisitions, Inc. Be sure to explain the terms of the transaction which support your accounting and also tell us the business purpose for entering the transaction. Please tell us your consideration of alternative accounting treatments, for example, whether the transaction represents a recapitalization or reorganization of VisiTrade, Inc. that should be accounted for as such. Refer, for example, to paragraphs 11 and D11 through D18 of SFAS 141. In responding to our comment, please clarify whether LB Acquisitions, Inc. was an entity chartered by VisiTrade, Inc. or whether LB Acquisitions, Inc. was formed and owned by unrelated parties. Also clarify whether you and/or LB Acquisitions, Inc. were shell companies when the transaction took place. Finally, please tell us why it is appropriate to reflect this transaction in your financial statements prior to the issuance of shares by LB Acquisitions, Inc.

Balance Sheets, page 28

44. Please revise to present classified balance sheets with totals for current assets and current liabilities, or otherwise tell us why you believe classified balance sheets are not appropriate under the circumstances. Refer to Chapter 3 of ARB43.

Notes to the Financial Statements

45. Please disclose your accounting policy related to share based payments issued to employees and non-employees. Refer to SFAS 123(R), EITF 96-18, and SAB Topic 14, as applicable.

46. Please revise to disclose your policy for assessing impairment of long-lived assets. Also disclose with respect to the impairment of your investment in VisiTrade software: a description of the impaired long-lived asset and the facts and circumstances leading to the impairment; and the amount of the impairment loss and the caption in the statements of operations that includes that loss. Refer to paragraph 26 of SFAS 144.

Part III
Item 1. Index to Exhibits

47. It does not appear you have included the November 1, 2006 asset purchase agreement with VisiTrade LLC and the July 6, 2007 asset purchase and reorganization agreement with LB Acquisition, Inc. Please file all exhibits required by Item 601 of Regulation SA-B.

***

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brad Bingham, Esq.
        Facsimile: (760) 804-8845